EXHIBIT 23.2


The Board of Directors
Thinking Tools, Inc.

We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated August 16, 1996, except as to Note 12 of the 1995 financial statements which is as of August 28, 1996, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations an has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements as of and for the year ended December 31, 1995 do not include any adjustment that might result from the outcome of that uncertainty.

                                              KPMG Peat Marwick LLP
San Jose California
October 13, 1997